EXHIBIT 99.1

Estre Ambiental Announces the Resignation of its Interim Chief Financial Officer and the Appointment of its Chief Executive Officer to also act as Interim Chief Financial Officer

SÃO PAULO, September 10, 2019 – Estre Ambiental, Inc. (NASDAQ: ESTR) (the “Company”), the publicly traded parent company of Estre Ambiental S.A. (together with the Company and its subsidiaries, “Estre”), announces that announced today that the Company’s Interim Chief Financial Officer, Felipe Rodriguez, has resigned to pursue other opportunities. The Company has appointed Sergio Pedreiro, the Company’s Chief Executive Officer, to also act as the Interim Chief Financial Officer during the process to appoint a successor Chief Financial Officer.

Forward-Looking Statements

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view, estimates and projections of future events and trends that currently affect or might affect the Company’s business, financial position, results of operations, cash flow and prospects. Statements regarding the implementation of future actions, including with respect to its financial results, plans, strategies and management, and the factors or trends affecting financial condition, liquidity or results of operations, are examples of forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties including, but not limited to, failure to comply with laws, regulations and contractual obligations, including obligations as a result of the Company’s listing on the Nasdaq; the ability of the Company to restructure its existing indebtedness; the outcome of judicial and administrative proceedings to which Estre is or may become a party, such as class actions or tax assessments brought by governmental and regulatory agencies, or governmental investigations to which Estre may become subject that could interrupt or limit Estre’s operations, result in adverse judgments, settlements or fines and create negative publicity; changes in the company’s management and directors; the company’s indebtedness and liquidity position; the ability of the Company to execute its business plan and strategies, including responding to changing market conditions and making adjustments to operate at a smaller scale; the effectiveness of the Company’s risk management policies and procedures, including operational risk; the outcome of competitive bidding processes and the costs associated with termination or non-renewal of contracts; general economic and market conditions, industry conditions; and other operating factors. Forward-looking statements are based on many assumptions and factors, and any changes in such assumptions or factors could cause future events, including the Company’s results of operations, to differ materially from current expectations.

Contacts

Investor Relations

ir@estre.com.br

+55 11 2124 3100

Media Relations

press@estre.com.br